CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

October 26, 2009

U.S. 20-F Registration:  000-29870

 OTC BB: CRMXF

 Frankfurt Stock Exchange:  DFL

CREAM MINERALS IDENTIFIES HEAVY MINERALS AND RARE EARTHS POTENTIAL WITHIN ITS OFFSHORE CONCESSION, SIERRA LEONE

Vancouver, BC – October 26, 2009 Cream Minerals Ltd. (CMA - TSX-V) ("Cream" or the “Company”) is pleased to announce that historical exploration programs conducted on behalf of Casierra Diamond Corporation and its wholly-owned subsidiary, Casierra Development Fund Inc. (collectively, Casierra) and more recently Cream Minerals identified heavy minerals and some rare earths in the beach sands and near shore marine sediments contained within the Company’s Offshore Exploration Concession, Sierra Leone.

The off shore alluvial deposits targeted by Cream Minerals offer a potentially low capital cost opportunity to develop a possible industrial scale source of new gem quality diamond production together with a heavy minerals co-product. The heavy minerals are referenced by the Geological Survey of Sierra Leone in a map compiled by The Council for Geoscience of South Africa. In addition the Geological Survey of Sierra Leone references heavy minerals in the long shore beach sands adjacent to the offshore area of the license. Also reports summarizing exploration work and laboratory tests conducted by the Malaysia Mining Corporation (MMC) on behalf of Casierra in 1996 and filed with the Sierra Leone Mines Department indicate heavy minerals concentrations. They include zircon, ilmenite, rutile and monazite (a source of rare earths) which occur in the offshore sediments associated with diamonds.

Summary of Historical Exploration Work

In August, 1994, Casierra was granted offshore prospecting licences for diamond exploration.  A geophysical survey and geological sampling program were conducted in 1995 to obtain information on the geology of the marine sediments. A second-phase exploration program was carried out in 1996 by MMC. A total of 20 market diamonds were recovered with 80% being gem quality; one of these was 1.22 carats in weight. The diamonds were recovered while sampling magnetic anomalies due to concentrations of heavy minerals, including magnetite in the marine sediments. Only two of the sample sites were deep enough to intersect higher grade magnetite that actually reflected the magnetic anomalies investigated.

In 2005, Cream Minerals entered into a joint venture with Casierra, and completed a detailed magnetometer survey with independent Russian geophysical contractor Yuzmorgeologia which had carried out the 1995 survey work. Vertical gradient magnetic anomalies were identified in this survey which covered 10 km2 of the 88 km2 licence area and indicated prospective targets with more than 170 million cubic meters of near-surface marine sediments with potential for diamonds.

No work was carried out to assess the heavy mineral beach sands potential of the licence for economic minerals other than the diamonds. The black sands can be seen on a wave cut shoreline and occur at concentrations typical of some of current industrial operations in Australia, South Africa, and S.E. USA, ranging from 3% to 6 % heavy minerals.

Investors should be cautioned that the potential quantity and grade is conceptual in nature and that there has been insufficient exploration to define a mineral resource. Furthermore it is uncertain if further exploration will result in the discovery of a mineral resource.

The laboratory work carried out by MMC in 1996 was on heavy minerals fractions (density above 2.95) contained in rough panned samples obtained from a vibracore drill sampling programme in the marine licence area. These were analysed following a magnetic separation of the +35 mesh and -35 mesh fractions of the concentrate. The results reported indicated that in some samples, concentrations of greater than 50% magnetite, greater than 20% zircon, and 20% ilmenite were obtained. The heavy minerals fractions measured were contained in 40% to 50% of the rough panned samples. This preliminary study is described in reports delivered to Casierra by MMC and filed with the Sierra Leone Mines Department in 1996.

The Company is seeking a joint venture partner to help advance the project.

Significance of Heavy Minerals

Zircon:

Zircon is the starting point for zirconium metal, used in specialty alloys and in particular in the construction of nuclear fuel rods. With 44 nuclear reactors under construction in the World and 277 planned, the demand for zirconium metal is expected to increase dramatically which has been reflected in the price of zircon concentrates increasing from historical levels $US200.00 to $400.00 per tonne to approximately $US800.00 per tonne. The start-up phase of a nuclear reactor requires a fuel loading of about three times the annual operational requirements therefore it is be expected that zirconium demand will continue to be significant. Zircon contains zirconium and hafnium metals in nature at a ratio of about 50 to 1. Hafnium in its pure form is important in the manufacture of control rods in nuclear reactors. It’s pure form is also being used for a new generation of fast computer chips. As a metal it is used with tungsten to make incandescent filaments and as a getter of oxygen and nitrogen.

The use of partially stabilized zirconia (Yttrium and Zirconia) as a high wear surface coating and advanced ceramic materials is also adding to demand.

Rutile - Ilmenite:

These minerals are sources of TiO2 a whiting agent in paints, cosmetics, plastics and paper, and titanium metal used in high-tech metallurgical applications for the aerospace industry and chemical processing industry involving high temperature and corrosive materials. Like zircon, rutile and ilmenite have both enjoyed recent increases in prices as a function of good market demand. There has not been an expansion of TiO2 production to meet the requirements of the growing Chinese and Indian markets.

Monazite:

Monazite is a source of rare earths including cerium, neodymium, lanthanum, praseodymium and yttrium and other high value rare earths. China reportedly controls approximatley90% of rare earths mining and production word wide.

Neodymium is vital for manufacturing new permanent magnets for   high efficiency electric motors which power the emerging hybrid and electric automobiles. The same neodymium–iron-boron magnets are used for a wide range of consumer electronic products including mobile phones, MP3 players, and computers. Cerium and lanthanum are required in most automotive catalyst systems for both gasoline and diesel engines. Lanthanum is an important alloy in the nickel metal hydride batteries that have displaced much of the nickel cadmium battery market and are challenging the newer lithium ion batteries as power supplies of electric vehicles.  Other rare earth oxides are used in a wide range of displays and lighting applications, allowing for variation in colours and brightness.

Mr. Benjamin Ainsworth, P.Eng. BC, is the qualified person on this project for the purposes of National Instrument 43-101.

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.